BARCLAYS GLOBAL INVESTORS FUNDS
FOR THE PERIOD ENDED DECEMBER 31, 2008

Sub-Item 77I                                 Terms of New or Amended Securities

Capital Shares
Effective February 25, 2008, pursuant to Post-Effective Amendment No. 64 to the Registrant’s Form N-1A filed with the SEC on February 25, 2008, Registrant began to issue a new class of shares of each of the Institutional Money Market Fund, the Prime Money Market Fund, the Government Money Market Fund and the Treasury Money Market Fund (each a “Fund” and collectively, the “Funds”) known as the Capital Shares class (“Capital Shares”).  The minimum initial investment amount for the Capital Shares of each Fund is $25 million; however, in certain situations, this minimum initial investment amount may be reduced or waived.

Capital Shares are purchased without front-end sales charged.  Capital Shares do not have deferred sales charges or any 12b-1 fees.

Class S Shares
Effective May 1, 2008, pursuant to Post-Effective Amendment No. 66 to the Registrant’s Form N-1A filed with the Securities Exchange Commission (“SEC”) on April 29, 2008, Registrant began to issue a new class of shares of the LifePath Retirement Portfolio, LifePath 2010 Portfolio, LifePath 2020 Portfolio, LifePath 2030 Portfolio, LifePath 2040 Portfolio and LifePath 2050 Portfolio (each a “LifePath Portfolio” and collectively, the “LifePath Portfolios”) known as the Class S Shares class (“Class S Shares”).  To be eligible to purchase Class S Shares you must purchase through an employer-sponsored retirement savings plan

 Class S Shares are purchased without front-end sales charges.  Class S Shares do not have deferred sales charges or any 12b-1 fees.

Description of Capital Stock applicable to LifePath 2050 Portfolio, Capital Shares and Class S Shares.

Each of the above described new share classes have substantially the same rights and obligations as the existing shares classes of the Registrant, as described more fully below.

The number of shares of each series of the Registrant, and class thereof, is unlimited and each share has no par value.  The Board of Trustees of the Registrant may, in the future, authorize the issuance of other series representing shares of additional investment portfolios or funds.

Although  the  Registrant  is not required to hold  regular  annual  shareholder meetings,  occasional  annual or special  meetings  may be required for purposes such as electing  and  removing  Trustees,  approving  advisory  contracts,  and changing the Fund's investment objective or fundamental investment policies.

The Registrant may dispense with annual meetings of shareholders in any year in which  it is not required to elect Trustees under the Investment Company Act of 1940, as amended (the “1940 Act”).  However, the Registrant will hold a special meeting of its shareholders for purposes of voting in the question of removal of a Trustee or the Trustees if requested in writing by holders of at least 10% of the Trust’s outstanding voting securities, and to assist in communicating with other shareholders as required by Section 16(c) of the 1940 Act.

Voting.  All shares of the Registrant have equal voting rights and will be voted separately  by  individual  series,  except:  (i) when required by the 1940 Act, shares will be voted in the  aggregate and not by  individual  series;  and (ii) when the Trustees have  determined that the matter affects the interests of more than one  series,  then the  Shareholders  of all such  affected  series will be entitled to vote thereon in the  aggregate  and not by  individual  series.  The Trustees also may determine  that a matter  affects only the interests of one or more  classes  of a  series,  in which  case any  such  matter  will be voted on separately  by such  class or  classes.  For  example,  a change  in a  Fund's or LifePath Portfolio’s fundamental  investment  policy would be voted upon only by  shareholders of the applicable Fund or Portfolio.  Additionally,  approval  of  an  advisory  contract  is a  matter  to  be determined  separately  by fund.  Approval by the  shareholders of a Fund/LifePath Portfolio is effective as to that fund whether or not sufficient  votes are received from the shareholders of the other  investment  portfolios to approve the proposal as to those investment portfolios.

As used in the Prospectuses of each Fund and in the Statement of Additional Information with respect to the Funds the term "majority," when referring to approvals to be obtained from  shareholders of the Fund,  means the vote of the lesser of (i) 67% of the shares of the Fund represented at a meeting if the  holders  of more  than  50% of the  outstanding  shares  of the Fund are present in person or by proxy, or (ii) more than 50% of the  outstanding  shares of the Fund. The term "majority," when referring to the approvals to be obtained from shareholders of the Registrant as a whole,  means the vote of the lesser of (i) 67% of the  Registrant's  shares  represented at a meeting if the holders of more than 50% of the Registrant's outstanding shares are present in person or by proxy, or (ii) more than 50% of the Registrant's outstanding shares.

Each share will entitle the holder thereof to one vote for each dollar (and each fractional  dollar thereof) of net asset value (number of shares owned times net asset value per share) of shares  outstanding in such holder's name on the books of the  Registrant.  There shall be no  cumulative  voting in the  election  of
Trustees.

With respect to the LifePath Portfolios, in accordance with the Registrant’s Declaration of Trust, the Board of Trustees may without shareholder approval (unless such shareholder approval is required by applicable law including the 1940 Act), cause one or more Covered LifePath Portfolios to merge, reorganize, consolidate, sell all or substantially all their assets or take other similar actions (collectively, “merge”) with, to or into another LifePath Portfolio.  “Covered Portfolios” are the LifePath 2020 Portfolio, LifePath 2020 Portfolio, LifePath 2030 Portfolio, LifePath 2040 Portfolio and LifePath 2050 Portfolio and any LifePath Portfolios commencing operations in the future.

Dividends and Distributions.  Each share of a Fund/LifePath Portfolio represents an equal  proportional  interest in the Fund/LifePath Portfolio with each other share and is entitled to such dividends and distributions out of the income  earned on the assets  belonging  to the Fund/LifePath Portfolio as are  declared in the discretion of the Trustees.  In the event of the liquidation or dissolution of the Registrant, shareholders of a Fund/LifePath Portfolio are entitled  to receive the assets attributable to the Fund that are available for distribution, and a distribution of any general assets not attributable to a particular investment portfolio that are available for  distribution in such manner and on such basis as the Trustees in their sole  discretion  may determine.  Shareholders are not entitled to any preemptive   rights.   All shares, when  issued,  will  be  fully  paid  and non-assessable by the Registrant.